Exhibit (a)(1)(i)
AG TWIN BROOK CAPITAL INCOME FUND
c/o AGTB Fund Manager, LLC
245 Park Avenue, 26th Floor
New York, New York 10167
If you do not want to sell your shares of beneficial
interest at this time, please disregard this notice.
This is simply a notification of the Fund’s repurchase offer.
March 28, 2024
Dear Shareholder:
This letter serves to inform you of important dates relating to a repurchase offer by AG Twin Brook Capital Income Fund (the “Fund”). If you are not interested in selling your shares of beneficial interest in the Fund (“Shares”) for repurchase at this time, please disregard this notice and take no action.
Please note that, except as described below, all Shares that have been issued on or after April 1, 2023 will be subject to an “early repurchase deduction” (except in the case of death, divorce or qualified disability of a shareholder and certain discretionary model portfolio management programs), which will reduce your proceeds by 2%. Shares that are issued pursuant to the Fund’s distribution reinvestment plan and tendered shall not be subject to the early repurchase deduction. In addition, the sale of Shares may also be subject to income and transfer taxes.
The tender offer period will begin on March 28, 2024 and end at 11:59 p.m., Eastern Time, on April 25, 2024. The purpose of the tender offer is to provide liquidity to shareholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.
If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.
Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail or fax to the Fund’s Transfer Agent, SS&C Technologies, Inc., Attention: AG Twin Brook Capital Income Fund, using one of the below options or to your financial advisor as instructed in the Letter of Transmittal:

Regular Mail —	P.O. Box 219400 Kansas City, MO 64121-9400

Overnight Mail —	430 W 7th Street Suite 219400 Kansas City, MO 64105-1407

Fax:	1-833-967-4138
All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.
All tenders of Shares must be received in good order by the Fund’s Transfer Agent by 11:59 p.m., Eastern Time, on April 25, 2024.
If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call 1-844-298-1372.

Sincerely,

AG Twin Brook Capital Income Fund